<FILENAME>e65667_13d.txt
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CUSIP No. 63008X107                        13D/A	Page 1 of 6 Pages
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	                     SECURITIES AND EXCHANGE COMMISSION
	                             WASHINGTON, DC 20549
                                     -------------------------------
	                                  SCHEDULE 13D/A
                                          (Amendment No. 1)

                     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                          TO RULE 13d-2(a)

	                                  NANOSENSORS, INC.
- ------------------------------------------------------------------------------
                                          (Name of Issuer)

                	            COMMON STOCK, $.001 PAR VALUE
- ------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                         63008X107
- ------------------------------------------------------------------------------
	                                  (CUSIP Number)

        	                       MATTHEW M. ZUCKERMAN
	                               0120 Letey Lane
	                               Woody Creek, Colorado 81656
                                        (408) 914-0264
- ------------------------------------------------------------------------------
	                     (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)

	                           December 9, 2005
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                  (Date of Event Which Requires Filing of This Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

	Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-6 for other parties to whom copies are to be sent.

	                        (Continued on following pages)

	                             (Page 1 of 6 Pages)

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CUSIP No. 63008X107                           13D/A            Page 2 of 6 Pages
- ---------------------------------------                  ---------------------
 =============================================================
       1	         NAME OF REPORTING PERSONS
	         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	                            Matthew M. Zuckerman
--------------------------------------------------------------------------------
      2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)[_]
                                        (b)    [X]
- -----------------------   ----------------------------------------------------
       3                  SEC USE ONLY
- ----------------------    ----------------------------------------------------
        4                  SOURCE OF FUNDS*

                                                  OO  (1)
- ----------------------    ----------------------------------------------------
       5                   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEM 2 (d) OR 2 (e)      [ _ ]
- ----------------------    ----------------------------------------------------
        6                    CITIZENSHIP OR PLACE OF ORGANIZATION

                   	                                    United States
---------------------    -------------------------------------------------------
NUMBER OF                               7                 SOLE VOTING POWER
SHARES
BENEFICIALLY                                                      2,717,500
OWNED BY
EACH REPORTING
PERSON WITH
                      --------------------------------        ------------------
                                        8                    SHARED VOTING POWER

                                                                      -0-
                      -------------------------------         ------------------
                                        9                SOLE DISOPOSITIVE POWER

                                                                    2,717,500
                     -------------------------------          ------------------
                                       10               SHARED DISPOSITIVE POWER

                                                                      -0-
- ----------------------    ----------------------------------------------------
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                2,717,500
- ----------------------     ---------------------------------------------------
       12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES*        [ _ ]
- ----------------------     ---------------------------------------------------
        13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            13.25%
- ----------------------      --------------------------------------------------
        14              TYPE OF REPORTING PERSON

                                                IN
==========    ==================================================================

                                          *SEE INSTRUCTIONS BEFORE FILLING OUT!


    (1) Dr. Zuckerman received the shares as compensation for services rendered.

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CUSIP No. 63008X107                          13D             Page 3 of 6 Pages
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Item 1. Security and Issuer.

	This Statement on Schedule 13D (this "Statement"), filed on behalf of Matthew M. Zuckerman, relates to the common stock, par value $.001 per share, of Nanosensors, Inc., a Nevada corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive office of the Issuer is 1800 Wyatt Drive, Suite 2, Santa Clara, California 95054.

Item 2. Identity and Background.

	(a) This Statement is filed on behalf of Matthew M. Zuckerman, sometimes referred to herein as the "Reporting Person."

	(b)-(c) The principal business/occupation of Dr. Zuckerman is research scientist. His address is 0120 Letey Lane, Woody Creek, Colorado 81656.

	(d) None of the persons named in Item 2 (b)-(c) has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e) None of the persons name in Item 2 (b)-(c) has, during the last five years,been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatingg activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f) Matthew M. Zuckerman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

	Dr. Zuckerman received 5,000,000 shares of the Issuer's common stock in December 2003, valued at $5,000, as compensation for services rendered to the Issuer. As of January 4, 2006, Dr. Zuckerman owned 1,967,500 shares of Issuer's common stock (the "Shares").

Item 4. Purpose of Transaction.

	The Reporting Person has acquired the Shares for investment purposes.

	The Reporting Person does not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D/A.The Reporting Person may from time to time discuss among itself and with otherpersons market conditions and other factors concerning its investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Person reserves the right from time to time to acquire or dispose of the Shares.

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CUSIP No. 63008X107                         13D/A            Page 4 of 6 Pages
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Item 5. Interest in Securities of the Issuer.

	(a)-(b) The aggregate percentage of Shares reported owned by each person named in Item 2 (b)-(c) is based upon 20,502,500 shares outstanding.

	As of the close of business on January 4, 2006, Dr. Zuckerman beneficially owned the Shares, constituting approximately 13.25% of the Issuer's outstanding common stock.

	(c) Schedule A annexed hereto lists all transactions in the Issuer's shares during the last sixty days by the persons named in Item 2 (b)-(c).

	(d) No person other than the person named in Item 2 (b)-(c) is known to have the right to receive, or the power to direct the receipt of dividends from,or proceeds from the sale of, the Shares that are subject of this filing on Schedule 13D/A.

	(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	Not applicable.

Item 7. Material to be Filed as Exhibits.

	Not applicable.

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CUIP No. 63008X107                          13D               Page 5 of 6 Pages
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                                                        SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 19, 2006                                     /s/Matthew M. Zuckerman
                                                    ----------------------------
                                                            Matthew M. Zuckerman

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CUSIP No. 63008X107                         13D/A              Page 6 of 6 Pages
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                                                          SCHEDULE A

                                       Transactions During the Past 60 Days

    Shares of Common                           Price Per         Date of
Stock Purchased/ (Sold)                        Share ($)       Purchase/ (Sale)
- -------------------------------------                         ---------------

(1,000,000)                                        .01               (12/9/05)

  (100,000)                                        .01               (12/9/05)

                                                    6


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